貝克・麥堅時律師事務所

07026001

RECEIVED

2007 AUG 15 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000004

By Hand

August 10, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 9, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Chun-Hui Lin

Encl.

PROCESSED
AUG 22 2007
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on August 9, 2007:

1. Announcement of (1) Proposed A Share Issue; (2) Proposed Bonus Issue; (3) Proposed Appointment of Independent Non-Executive Director, Adjustment of the Composition of the Supervisory Committee and Change in the Chairman of the Remuneration Committee; (4) Proposed Amendment to the Articles of Association; (5) Adoption of Certain Rules of Procurement and the Fair Decision-Making System for Connected Transactions; and (6) Resumption of Trading by China Shipping Container Lines Company Limited, released on August 10, 2007.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

(1) Proposed A Share Issue

(2) Proposed Bonus Issue

(3) Proposed appointment of independent non-executive Director, adjustment of the composition of the Supervisory Committee and change in the Chairman of the Remuneration Committee

(4) Proposed amendments to the Articles of Association

(5) Adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions

(6) Resumption of trading

This announcement is issued pursuant to Rule 13.09(1) of the Listing Rules.

At the request of the Company, trading in the H Shares was suspended with effect from 9:30 a.m. on 9 August 2007 pending the release of this announcement. An application has been made by the Company to the Hong Kong Stock Exchange for trading in the H Shares to resume from 9:30 a.m. on 10 August 2007.

PROPOSED A SHARE ISSUE

The Board is pleased to announce that at the Board meeting held on 8 August 2007, it was resolved that, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply (i) to the relevant authorities for regulatory approvals for the allotment and issue of not more than the higher of (a) 1,507,500,000 A Shares; or (b) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities; and (ii) to the Shanghai Stock Exchange for the listing of and dealings in its A Shares. The A Share Issue is subject to approvals from (i) Shareholders at the EGM and separate Class Meetings; and (ii) the CSRC and other relevant authorities.

The net proceeds from the A Share Issue, after deducting related expenses, will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business ; (iii) strengthen the Company's working capital base, and (vi) repay bank loans. The Company has not yet made any decision in relation to the percentage of proceeds to be applied to each of the above categories of use of proceeds.

PROPOSED BONUS ISSUE

It is proposed that the Company distributes part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB 3,316,500,000 by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB 1.00 each.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE AND CHANGE IN THE CHAIRMAN OF THE REMUNERATION COMMITTEE

In order to comply with the relevant recommended best practice under Appendix 14 of the Listing Rules and the relevant requirements applicable to PRC listed issuers, the Board proposes to appoint Mr. Shen Chongying as an additional independent non-executive Director. Thus the number of independent non-executive Directors is proposed to be increased from 4 to 5.

Moreover, Mr.Yao Guojian is proposed to be removed from his position as a Shareholder approved supervisor and the vacancy will be filled by a supervisor to be elected at the employees' representative meeting. Thus, after the removal and election, although the total number of supervisors will not be changed, the number of employee appointed supervisors will be increased from 1 to 2.

Mr. Zhang Jianhua has been removed from his position as the Chairman of the Remuneration Committee of the Board and Mr. Shen Kangchen, who is one of the independent non-executive Directors, has been appointed to succeed Mr. Zhang Jianhua as the Chairman of the Remuneration Committee. Mr. Zhang Jianhua will continue to be a member of the Remuneration Committee.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ADOPTION OF CERTAIN RULES OF PROCEDURE AND THE FAIR DESICION-MAKING SYSTEM FOR CONNECTED TRANSACTIONS

In light of the proposed Bonus Issue and A Share Issue and to further improve corporate governance, the Board proposes to make certain amendments to the Articles of Association and adopt Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions, pursuant to the requirements of the applicable PRC laws and regulations and the relevant rules of the Shanghai Stock Exchange on which the A Shares will be listed. Details of the proposed amendments to the Articles of Association and the adoption of Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions, will be set out in the circular to be dispatched to Shareholders.

The proposed amendments and the adoption of such system and rules of procedure shall come into effect upon the revised Articles of Association of the Company coming into effect and are subject to the approval of Shareholders at the EGM.

CIRCULAR

A circular containing, among other things, details of the A Share Issue, the Bonus Issue, the proposed amendments to the Articles of Association, the adoption of Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions, and the notices of the EGM and separate Class Meetings will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the PRC in due course and relevant information will be disclosed in Hong Kong concurrently in accordance with the Listing Rules.

This announcement is issued pursuant to Rule 13.09(1) of the Listing Rules.

At the request of the Company, trading in the H Shares was suspended with effect from 9:30 a.m. on 9 August 2007 pending the release of this announcement. An application has been made by the Company to the Hong Kong Stock Exchange for trading in the H Shares to resume from 9:30 a.m. on 10 August 2007.

1. PROPOSED A SHARE OFFERING AND LISTING

(a) General

At the Board meeting held on 8 August 2007, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply (i) to the relevant authorities for regulatory approvals for the allotment and issue of not more than the higher of (a) 1,507,500,000 A Shares; or (b) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities; and (ii) to the Shanghai Stock Exchange for the listing of and dealings in its A Shares. At present, the H Shares of the Company are listed on the main board of the Hong Kong Stock Exchange.

(b) Structure of the A Share Issue

Type of securities to be issued:	A Shares
Nominal value:	RMB1.00 each
Proposed stock exchange for listing:	Shanghai Stock Exchange
Number of A Shares to be issued:	Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared. The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.
Plan of distribution of distributable profits:	New Shareholders to be issued with A Shares under the A Share Issue will not be entitled to the distributable profits of the Group up to and including 30 June 2007. Matters relating to the above distribution of distributable profits shall be decided by the Board in accordance with the authorization of the Shareholders at the EGM and separate Class Meetings.

	The Group's distributable profits from 1 July 2007 to the day immediately prior to the completion of the A Share Issue shall be shared by all new and existing Shareholders of the Company after the A Share Issue in proportion to their respective shareholdings.
Target subscribers:	Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).
Methods of issue	The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.
Price determination method:	The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price and the amount to be raised from the A Share Issue cannot be ascertained as at the date of this announcement and the circular because the market consultation can only be conducted after all the requisite approvals have been obtained. The Company will make an announcement following the determination of the issue price and the amount to be raised from the A Share Issue, and provide further information as to the basis for determination of the issue price.
Use of proceeds:	The net proceeds from the A Share Issue, after deducting related expenses, will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base, and (vi) repay bank loans. The Company has not yet made any decision in relation to the percentage of proceeds to be applied to each of the above categories of use of proceeds.

(c) Shareholders' approval and other approvals

At the annual general meeting of the Company held on 26 June 2007, the Shareholders granted a general mandate to the Board to issue, allot and deal with additional Domestic Shares and H Shares in the Company not exceeding 20% of each of its existing Domestic Shares (i.e. 722,000,000 Domestic Shares) and H Shares (i.e. 484,000,000 H Shares) of the Company in issue as at the date of the special resolution. To date, the Company has not issued any Shares under the general mandate.

However, the number of A Shares to be issued will exceed 20% of each of its existing Domestic Shares and H Shares, thus, under the Listing Rules, the approvals from both the EGM and the separate Class Meetings shall be required for the A Share Issue.

Therefore, the A Share Issue is subject to approvals from (i) Shareholders at the EGM and the separate Class Meetings; and (ii) the CSRC and other relevant authorities.

The Bonus Issue is conditional on the approval of the A Share Issue by the Shareholders at the EGM and the separate Class Meetings, but the A Share Issue is not conditional on the approval of the Bonus Issue by the Shareholders at the EGM and the separate Class Meetings.

The EGM and the separate Class Meetings will be held as soon as practicable to, among other things, (i) approve the A Share Issue; (ii) authorize the Board to determine and implement the specific plan for the A Share Issue (including, but not limited to, timetable of issue, the final number of A Shares to be issued, method of issue, issue price and target subscribers); and (iii) authorize the Board to enter into documents in relation to the A Share Issue (including, but not limited to, the prospectus, the summary of the prospectus, Sponsor Agreement, Listing Agreement and various announcements).

The Shareholders' approval in respect of the A Share Issue, if obtained from the EGM and the separate Class Meetings, shall be effective for a period of 12 months from the date of such approval. In addition, the examination and consent of the Shanghai Stock Exchange for the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required.

(d) Reasons for and benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company, upgrade the brand recognition of the Company, promote the strategy of improving the quality of the shipping routes, fund the Company's ongoing business development and improve the Company's competitiveness and profit return to the Shareholders. The Board believes that the A Share Issue will benefit the Company and Shareholders as a whole.

(e) Effect of the A Share Issue and/or the Bonus Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this announcement, immediately upon completion of (1) the Bonus Issue ; (2) the A Share Issue (assuming the Bonus Issue is not approved); and (3) the A Share Issue, based on the assumption that an aggregate of 2,336,625,000 A Shares will be issued (assuming that the Bonus Issue is completed before the A Share Issue). However, investors are cautioned that the final offer size of the A Share Issue is subject to (i) approval from Shareholders at the EGM and separate Class Meetings; (ii) approvals from the CSRC and other relevant authorities, and (iii) adjustment by the Board, and will be dependent on the prevailing conditions of the PRC securities market at the time when the A Share Issue takes place by way of customary domestic pricing consultation mechanism or any other price determination method approved by the CSRC.

	As at the date of this announcement Number of Shares (%)	**Immediately upon completion of the Bonus Issue** Number of Shares (%)	**Immediately upon completion of the A Share Issue (assuming the Bonus Issue is not approved)** Number of Shares (%)	**Immediately upon completion of the Bonus Issue and the A Share Issue** Number of Shares (%)
(1)Domestic Shares				
– held by China Shipping (Group) Company	3,610,000,000 (59.87%)	5,595,500,000 (59.87%)	3,610,000,000 (47.89%)	5,595,500,000 (47.89%)
– A Shares	0 (0%)	0 (0%)	1,507,500,000 (20.00%)	2,336,625,000 (20%)
(2)H Shares	2,420,000,000 (40.13%)	3,751,000,000 (40.13%)	2,420,000,000 (32.11%)	3,751,000,000 (32.11%)
(3)Total Number of Shares	6,030,000,000 (100%)	9,346,500,000 (100%)	7,537,500,000 (100%)	11,683,125,000 (100%)

As advised by Jingtian & Gongcheng, according to the current relevant PRC laws and regulations and the relevant requirements of the CSRC and the Shanghai Stock Exchange, Domestic Shares issued before completion of the A Share Issue may be converted to qualified tradable shares, and thus become A Shares. Except for the relevant requirements relating to lock-up period under the relevant laws and regulations and the listing rules of the Shanghai Stock Exchange, such A Shares shall carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of Domestic Shares into A Shares will not involve any payment of compensation by the holders of such Domestic Shares to the holders of the A Shares issued under the A Share Issue.

2. PROPOSED BONUS ISSUE

(a) Bonus Issue

It is proposed that the Company distributes part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB 3,316,500,000 by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB 1.00 each.

Matters relating to the Bonus Issue shall be decided by the Board in accordance with the authorization of the Shareholders at the EGM and separate Class Meetings.

(b) Conditions of the Bonus Issue

The proposed Bonus Issue is conditional upon the following:

(i) the passing of special resolutions to approve the Bonus Issue and the A Share Issue at the EGM and the separate Class Meetings;

(ii) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Bonus H Shares; and

(iii) the granting of approval of the Bonus Issue by the relevant PRC approval authorities.

3. PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE AND CHANGE IN THE CHAIRMAN OF THE REMUNERATION COMMITTEE

(a) Appointment of Independent Non-Executive Director

In order to comply with the relevant recommended best practice under Appendix 14 of the Listing Rules and the relevant requirements applicable to PRC listed issuers, the Board proposes to appoint Mr. Shen Chongying as an additional independent non-executive Director. A resolution for the appointment of Mr. Shen Chongying as an independent non-executive Director will be proposed at the EGM. Thus the number of independent non-executive Directors will be increased from 4 to 5. His appointment will come into effect after his appointment is approved at the EGM and after the revised Articles of Association of the Company comes into effect.

(b) Adjustment of the Composition of the Supervisory Committee

Mr.Yao Guojian is proposed to be removed from his position as a Shareholder approved supervisor and the vacancy will be filled by a supervisor to be elected at the employees' representative meeting. Thus, after the removal and election, although the total number of supervisors will not be changed, the number of employee appointed supervisors is proposed to be increased from 1 to 2.

(c) **Change in the Chairman of Remuneration Committee**

Mr. Zhang Jianhua has been removed from his position as the Chairman of the Remuneration Committee of the Board, and Mr. Shen Kangchen, who is one of the independent non-executive Directors has been appointed to succeed Mr. Zhang Jianhua as the Chairman of the Remuneration Committee. Mr. Zhang Jianhua will continue to be a member of the Remuneration Committee.

4. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE ADOPTION OF RULES AND PROCEDURES OF SHAREHOLDERS' GENERAL MEETINGS, RULES AND PROCEDURES OF MEETINGS OF THE BOARD OF DIRECTORS, RULES AND PROCEDURES OF MEETINGS OF THE SUPERVISORY COMMITTEE AND THE FAIR DESICION-MAKING SYSTEM FOR CONNECTED TRANSACTIONS

In light of the proposed Bonus Issue and A Share Issue and to further improve corporate governance, the Board proposes to make certain amendments to the Articles of Association and adopt Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions, pursuant to the requirements of the applicable PRC laws and regulations and the relevant rules of the Shanghai Stock Exchange on which the A Shares will be listed.

The proposed amendments and the adoption of such system and rules of procedure shall come into effect upon the revised Articles of Association of the Company coming into effect and are subject to the approval of Shareholders at the EGM. Details of the proposed amendments to the Articles of Association, Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions will be set out in the circular to be despatched to Shareholders.

5. CIRCULAR

A circular containing, among other things, details of the A Share Issue, the Bonus Issue, the proposed amendments to the Articles of Association, the adoption of Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions and notices to Shareholders convening the EGM and the separate Class Meetings will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the PRC in due course and relevant information will be disclosed in Hong Kong concurrently in accordance with the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

"A Shares"	the ordinary shares to be subscribed for in RMB, which are proposed to be allotted and issued by the Company to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), and to be listed on the Shanghai Stock Exchange;
"A Share Issue"	the proposed allotment and issue of not more than the higher of (i)1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities, which are proposed to be listed on the Shanghai Stock Exchange;
"Articles of Association"	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time;
"Board"	the board of Directors of the Company;
"Bonus H Shares"	new H Shares to be issued pursuant to the Bonus Issue;
"Bonus Issue"	part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB 3,316,500,000 to be distributed by the Company, by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB 1.00 each;
"Bonus Shares"	new Shares to be issued pursuant to the Bonus Issue;
"Class Meetings"	the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting;
"Company"	中海集裝箱運輸股份有限公司 (China Shipping Container Lines Company Limited), a joint stock limited company incorporated in the PRC with limited liability, the H shares of which are listed on the Hong Kong Stock Exchange;

"CSRC"	中國證券監督管理委員會 (China Securities Regulatory Commission);
"Directors"	the directors of the Company, including the executive, non-executive and independent non-executive directors of the Company;
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held as soon as practicable to approve, inter alia, the A Share Issue;
"Domestic Shares"	shares issued by the Company, the par value of which is RMB 1.00 each and is denominated in Renminbi, and which are subscribed for in Renminbi;
"EGM"	the extraordinary general meeting of the Company to be held as soon as practicable to approve, inter alia, the A Share Issue;
"Foreign Shareholders Class Meeting"	the class meeting for holders of H Shares to be held as soon as practicable to approve, inter alia, the A Share Issue;
"Group"	the Company and its subsidiaries ;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"H Shares"	overseas listed shares of RMB1.00 each in the share capital of the Company, which are listed on the main board of the Hong Kong Stock Exchange and traded in Hong Kong dollars;
"Jingtian & Gongcheng"	the Company's PRC legal counsel;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China, excluding, for the purpose of this announcement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
"Remuneration Committee"	the remuneration committee of the Board;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	ordinary share(s) (including H Shares and Domestic Shares) of par value RMB1.00 each in the issued share capital of the Company;
"Shareholder(s)"	holder(s) of the Company's Shares;
"Supervisory Committee"	the supervisory committee of the Company.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
9 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (aslo known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

August 9, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 30, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on July 30, 2007:**

1. Announcement of the Acquisition of Vessels by China Shipping Container Lines Company Limited, released on August 8, 2007.

2. Announcement of the Unaudited Interim Results for the Six Months Ended June 30, 2007 by China Shipping Container Lines Company Limited, released on August 9, 2007.

3. Announcement of Suspension of Trading by China Shipping Container Lines Company Limited, released on August 9, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Acquisition of Vessels

The Board is pleased to announce that on 8 August 2007, the Company entered into the Agreements with the Vendor to purchase eight (8) Vessels. The aggregate consideration payable for the Acquisition under the Agreements is US$1,359,840,000 (equivalent to approximately HK$10,633,948,800).

As the applicable percentage ratios exceed 25% but are less than 100%, the Acquisition constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and is therefore subject to Shareholders' approval. As no Shareholder of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition, pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, written Shareholders' approval is acceptable. As at the date of this announcement, China Shipping, the controlling Shareholder, controls or is entitled to exercise control over the voting rights in respect of 3,610,000,000 domestic shares of the Company representing approximately 59.87% of the entire issued share capital of the Company. China Shipping has given its written approval for the Acquisition. Accordingly, no general meeting for Shareholders' approval of the Acquisition will be held.

A circular containing, among other things, further details of the Acquisition will be despatched to the Shareholders in due course.

A. Acquisition of the Vessels under the Agreements

1. Time

After the trading hours of the Stock Exchange on 8 August 2007.

2. Parties

Purchaser: The Company

Vendor: Samsung Heavy Industries Co., Ltd.

3. General Nature of the Agreements

Pursuant to the Agreements, the Vendor has agreed to design, build, launch, equip, complete and sell, and the Company has agreed to purchase, the Vessels.

4. *Consideration and Payment Terms*

The aggregate consideration payable for the Acquisition under the Agreements is US$1,359,840,000 (equivalent to approximately HK$10,633,948,800). The said consideration was determined based on market prices as negotiated with the Vendor. The said consideration will be funded from bank financing, internal resources and/or capital raising exercises.

The consideration for each Vessel will be payable in US$ by the Company to the Vendor in five (5) equal installments of US$33,996,000 (equivalent to approximately HK$265,848,720) in accordance with the following milestones as stated in each Agreement:

a) First installment: To be remitted by telegraphic transfer within three (3) banking days after the Company's receipt from the Vendor of the respective Letter of Refundment Guarantee or before 20 August 2007, whichever comes later;

b) Second installment: To be remitted by telegraphic transfer within five (5) banking days upon six (6) months after signing of the Agreement;

c) Third installment: To be remitted by telegraphic transfer within five (5) banking days upon steel cutting of the Vessel;

d) Fourth installment: To be remitted by telegraphic transfer within five (5) banking days upon keel laying of the Vessel; and

e) Delivery installment: To be remitted by telegraphic transfer on delivery of the Vessel.

The consideration for each Vessel is subject to adjustments in the event: (i) of any delay in delivery; (ii) the actual speed is less than the guaranteed speed of the Vessel by a certain percentage; (iii) the actual fuel consumption exceeds the guaranteed fuel consumption of the Vessel by a certain percentage; (iv) the actual deadweight is less than the guaranteed deadweight of the Vessel by a certain figure; and/or (v) the actual container capacity is less than the guaranteed container capacity of the Vessel by a certain figure.

5. *Delivery Time*

The respective delivery date for each Vessel is on or before 31 December 2010, 30 April 2011, 31 July 2011, 30 September 2011, 30 November 2011, 31 December 2011, 31 March 2012 and 31 May 2012.

6. *Guarantee/Security in Relation to the Acquisition*

Under each Agreement, the Vendor guarantees the principal dimensions and characteristics (including speed, fuel consumption, deadweight and container capacity) of the relevant Vessel.

Under each Agreement, the Vendor guarantees the relevant Vessel from Defect(s), provided that: (a) such Defect(s) arise within the Guarantee Period; and (b) such Defect(s) are not the result of an accident, ordinary wear and tear, misuse, negligence or wilful neglect or omissions by the Company, its employees or agents. In the event that the normal guarantee period stipulated by manufacturers or suppliers of various components of machinery etc. in each Vessel exceeds the Guarantee Period, the benefits of such extended guarantee rights shall be made available to the Company by the Vendor without any additional cost to the Company. The Vendor shall also arrange for the paint manufacturer to guarantee defects in paint and/or application on under water parts of each Vessel for additional twelve (12) calendar months commencing from the end of the Guarantee Period.

Under each Agreement, as security for refund of installments paid by the Company including interest prior to delivery of the Vessels, the Vendor will furnish the Company with a Letter of Refundment Guarantee.

Under each Agreement, in the event of an assignment of the said Agreement by the Company, the Company shall guarantee the due and faithful performance by the assignee(s) of all of its or their liabilities and responsibilities under the said Agreement.

B. Reasons for and Benefits of the Acquisition

The purchase of the Vessels, each with an extremely large capacity, will significantly improve the economies of scale enjoyed by the Group, satisfy the development plan and operational needs of the Group, improve the Group's economic benefits and strengthen the Group's market competitiveness.

The Board (including the independent non-executive Directors) believes that the terms of the Agreements are fair and reasonable, on normal commercial terms and in the interest of the Shareholders and the Company as a whole.

C. General Information

1. *Principal Business Activities*

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

The Vendor is principally engaged in the design, building, launch, equipping and sales of ships.

2. *Implications under the Listing Rules*

As the applicable percentage ratios exceed 25% but are less than 100%, the Acquisition constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and is therefore subject to Shareholders' approval. Pursuant to Rule 14.44 of the Listing Rules, Shareholders' approval for the Acquisition may be obtained by written Shareholders' approval in lieu of holding a general meeting if: (a) no Shareholder is required to abstain from voting if the Company were to convene a general meeting for

the approval of the Acquisition; and (b) written Shareholders' approval has been obtained from a Shareholder or a closely allied group of Shareholders who together hold more than 50% in nominal value of the securities giving the right to attend and vote at that general meeting to approve the Acquisition.

The Board confirms that, to the best of its knowledge, information and belief after having made all reasonable enquiries, the Vendor and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons of the Company. Therefore, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Acquisition. As at the date of this announcement, China Shipping, the controlling Shareholder, controls or is entitled to exercise control over the voting rights in respect of 3,610,000,000 domestic shares of the Company representing approximately 59.87% of the entire issued share capital of the Company. China Shipping has given its written approval for the Acquisition. Accordingly, no general meeting for Shareholders' approval of the Acquisition will be held.

A circular containing, among other things, further details of the Acquisition will be despatched to the Shareholders in due course.

D. Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Vessels by the Company from the Vendor pursuant to the Agreements
"Agreement(s)"	eight (8) ship building contracts entered into after the trading hours of the Stock Exchange on 8 August 2007 between the Company and the Vendor, pursuant to each of which the Vendor has agreed to design, build, launch, equip, complete and sell, and the Company has agreed to purchase, a Vessel
"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling Shareholder, having an approximately 59.87% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to such term under the Listing Rules
"Defect(s)"	all defects, omissions, shortages and non-conformity, defective or unsuitable materials or equipment, faulty design and/or performance or poor workmanship
"Director(s)"	the director(s) of the Company

"Group"	the Company and its subsidiaries
"Guarantee Period"	a period of twelve (12) calendar months as from the date the Vessel is delivered to and accepted by the Company, subject to extension for a certain period where the Vessel is not capable of performing services for a certain period or where the Vessel is accepted with reservations
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC
"Letter of Refundment Guarantee"	an irrevocable letter of refundment guarantee issued by certain bank(s) in favour of the Company covering the amount of all of the first, second, third and fourth installment payments by the Company under each Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	People's Republic of China
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"US$"	United States Dollars, the lawful currency of the United States of America
"Vendor"	Samsung Heavy Industries Co., Ltd., a corporation incorporated and existing under the laws of the Republic of Korea
"Vessel(s)"	eight (8) ocean going single screw diesel engine driven fully cellular container vessels, each with a capacity of 13,296 TEU, to be acquired by the Company from the Vendor under the Agreements

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
8 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00 = HK$7.82.

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".

WARNING: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

ANNOUNCEMENT OF THE UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2007

	1H2007 ***(RMB)***	1H2006 *(RMB)*	**Change**
Turnover	**17,379,318,000**	13,973,202,000	24.4%
Operating profit	**1,586,367,000**	413,748,000	283.4%
Profit attributable to equity holders of the Company	**1,155,110,000**	81,194,000	1,322.7%
Basic earnings per share	**0.19**	0.01	1,322.7%
Gross profit margin	**10.2%**	4.3%	5.9%
Gearing ratio	**37.2%**	49.0%	-11.8%

BUSINESS HIGHLIGHTS

- Shipping volume of the Group reached 3,328,459TEU in the first half of year 2007, representing an increase of 25.8% over that of the same period in 2006.
- Operating capacity of the Group reached 427,107TEU as at 30 June, 2007, representing a net increase of 28,133TEU when compared with that as at the end of 2006.
- Due to the implementation of various cost control measures, the Group was able to contain its operating cost effectively, cost per TEU was thus reduced by 7.0% to RMB4,652.5 as compared with that of the same period in 2006.
- In view of the thriving PRC capital market, the Group intends to raise funds via the A-share market in the PRC in the second half of 2007 for the construction of container vessels, purchase of assets related to container transportation business, strengthening of the Company's working capital base as well as repayment of bank loans, which will open a new page in the Group's development.
- At a Board meeting held on 8 August, 2007, the directors proposed that part of the Group's distributable profits as at 30 June, 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders, and also proposed that the shareholders at general meeting authorise the Board to specifically implement the relevant details of such distribution. The remaining distributable profits as at 30 June, 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the Board as authorized by shareholders at general meeting.

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June, 2007 (the "Period"), which have been reviewed by the audit committee of the Company and, our auditor, PricewaterhouseCoopers.

During the Period, the Group recorded a turnover of RMB17,379,318,000, representing an increase of 24.4% over that of the same period in 2006. Profit attributable to equity holders of the Company for the Period amounted to RMB1,155,110,000, which represents an increase of 1,322.7% as compared with the same period last year. Basic earnings per share amounted to RMB0.19, representing an increase of 1,322.7% as compared with the same period in 2006.

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited Six months ended 30 June,	
		2007	2006
	Note	***RMB'000***	*RMB'000*
Turnover	*5*	**17,379,318**	13,973,202
Operating costs		**(15,608,795)**	(13,370,061)
Gross profit		**1,770,523**	603,141
Other income	*6*	**187,896**	79,702
Administrative and general expenses		**(372,052)**	(269,095)
Operating profit	*7*	**1,586,367**	413,748
Finance costs	*8*	**(216,249)**	(246,302)
Share of profit of associated companies and jointly controlled entity		**2,715**	3,656
Profit before income tax		**1,372,833**	171,102
Income tax expense	*9*	**(213,007)**	(88,273)
Profit for the Period		**1,159,826**	82,829
Attributable to:			
Equity holders of the Company		**1,155,110**	81,194
Minority interests		**4,716**	1,635
		1,159,826	82,829
Dividends – special dividends	*10*	**3,316,500**	-
Basic earnings per share for profit attributable to the equity holders of the Company *(expressed in RMB per share)*	*11*	**0.19**	0.01

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	Note	Unaudited 30 June, 2007 RMB'000	Audited 31 December, 2006 RMB'000
ASSETS			
Non-current assets			
Fixed assets		**23,007,390**	23,463,851
Land use rights		**13,192**	13,356
Goodwill		**46,427**	46,427
Interest in associated companies		**59,798**	48,758
Interest in a jointly controlled entity		**30,880**	32,000
Total non-current assets		**23,157,687**	23,604,392
Current assets			
Bunkers		**707,184**	635,735
Trade and notes receivables	*12*	**4,367,653**	3,490,403
Prepayments and other receivables		**191,121**	97,984
Cash and cash equivalents		**3,866,026**	2,915,542
Total current assets		**9,131,984**	7,139,664
Total assets		**32,289,671**	30,744,056
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		**6,030,000**	6,030,000
Other reserves		**5,855,902**	5,998,515
Retained earnings			
– Proposed final dividends	*10*	**–**	241,200
– Proposed special dividends	*10*	**3,316,500**	–
– Others		**2,102,136**	4,263,526
Total capital and reserves attributable to the Company's equity holder		**17,304,538**	16,533,241
Minority interests		**36,837**	42,964
Total equity		**17,341,375**	16,576,205

	Note	Unaudited 30 June, 2007 RMB'000	Audited 31 December, 2006 RMB'000
LIABILITIES			
Non-current liabilities			
Long-term bank loans		**4,335,270**	5,538,152
Domestic corporate bonds		**1,800,000**	–
Finance lease obligations		**2,783,430**	3,199,249
Deferred tax liabilities		**968,581**	837,249
Total non-current liabilities		**9,887,281**	9,574,650
Current liabilities			
Trade payables	13	**2,921,884**	2,205,055
Accrual and other payables		**507,394**	515,189
Short-term bank loans		**–**	400,000
Long-term bank loans – current portion		**913,491**	707,608
Finance lease obligations – current portion		**492,048**	695,724
Income tax payable		**80,724**	69,625
Dividend payable		**145,474**	–
Total current liabilities		**5,061,015**	4,593,201
Total liabilities		**14,948,296**	14,167,851
Total equity and liabilities		**32,289,671**	30,744,056
Net current assets		**4,070,969**	2,546,463
Total assets less current liabilities		**27,228,656**	26,150,855

NOTES

1 **BASIS OF PREPARATION**

This condensed consolidated interim financial information for the six months ended 30 June, 2007 has been prepared in accordance with HKAS 34, "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Group for the year ended 31 December, 2006.

2 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December, 2006 except that the Group has adopted the following new standards, interpretations and amendments to standards (collectively the "new/revised HKFRS") which are relevant to the Group's operations and are mandatory for financial year ending 31 December, 2007.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of the above new/revised HKFRSs in the current period did not have any significant effect on the interim condensed consolidated financial information or result in any significant change in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 required additional disclosures to be made in the annual consolidated financial statements.

The HKICPA has issued several new standards, interpretations and amendments which are not yet effective for the year ending 31 December, 2007. The Group has not early adopted of the above standards, interpretations and amendments in the condensed consolidated interim financial information but has already commenced an assessment of the related impact to the Group. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of the financial statements will be resulted.

3 FINANCIAL RISK MANAGEMENT

All aspects of the Group's financial risk management objectives and policies are consistent with those disclosed in the annual financial statements for the year ended 31 December, 2006.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December, 2006.

5 TURNOVER AND SEGMENT INFORMATION

Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	Unaudited Six months ended 30 June,	
	2007	2006
	RMB'000	*RMB'000*
Turnover		
Liner	**17,358,282**	13,925,613
Chartering	**21,036**	47,589
	17,379,318	13,973,202

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by the provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes Pacific, Asia/Europe, Asia Pacific, China Domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	Unaudited Six months ended 30 June,	
	2007	2006
	RMB'000	*RMB'000*
Pacific	**6,807,831**	6,395,445
Asia/Europe	**5,394,245**	4,134,834
Asia Pacific	**2,387,675**	1,624,981
China Domestic	**1,885,425**	982,129
Others	**904,142**	835,813
	17,379,318	13,973,202

6 OTHER INCOME

	Unaudited Six months ended 30 June,	
	2007	2006
	RMB'000	*RMB'000*
Information technology services fees	**12,789**	42,213
Interest income	**41,690**	37,489
Gain on de-recognition of container assets under finance lease and finance lease liabilities	**127,383**	–
Foreign exchange gains	**6,034**	–
	187,896	79,702

7 OPERATING PROFIT

Operating profit is stated after charging the followings:

	Unaudited Six months ended 30 June, 2007 RMB'000	2006 RMB'000
Cost of bunkers consumed	**3,383,427**	2,956,950
Depreciation:		
– Owned container vessels chartered-out under operating leases	**6,621**	7,231
– Other owned assets	**356,582**	319,136
– Containers under finance leases	**154,241**	228,732
	517,444	555,099
Operating lease rental:		
– Container vessels	**1,413,066**	1,245,606
– Containers	**425,010**	282,366
– Buildings	**22,714**	20,348
	1,860,790	1,548,320
Employee benefit expenses	**481,031**	330,811
Provision for impairment of receivables	**14,533**	17,509
Foreign exchange losses	**–**	23,450

8 FINANCE COSTS

	Unaudited Six months ended 30 June, 2007 RMB'000	2006 RMB'000
Interest expenses:		
– bank loans	**173,263**	168,476
– finance lease obligations	**99,133**	138,913
Total interest expenses	**272,396**	307,389
Less: amount capitalised in vessels under construction	**(56,147)**	(61,087)
	216,249	246,302

9 TAXATION

	Unaudited Six months ended 30 June, 2007 RMB'000	2006 RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	**–**	159
– PRC enterprise income tax *(note (ii))*	**15,096**	7,334
Deferred taxation *(note (iii))*	**197,911**	80,780
	213,007	88,273

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for six months ended 30 June, 2007.

(ii) PRC enterprise income tax ("EIT")

According to the relevant laws and regulations, the EIT rate applicable to the Company is 15%. The Company's other subsidiaries incorporated in the PRC are subject to EIT at rates ranging from 0% to 33% for the six months ended 30 June, 2007 (2006: 0% – 33%).

Pursuant to the relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau in the PRC to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) Deferred taxation

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of the overseas subsidiaries of the Company which are subject to PRC EIT and payable upon profit remittance to the Company.

10 DIVIDENDS

(i) The directors do not recommend the payment of an interim dividend for the six months ended 30 June, 2007 (2006: Nil).

(ii) At a Board meeting held on 8 August 2007, the directors proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the Board as authorized by shareholders at general meeting. Such proposed special bonus shares are not reflected as dividend payables or share capital in the Company's financial statements for the Period.

11 EARNINGS PER SHARE

Basic earnings per share is based on the profit attributable to equity holders of the Company of RMB1,155,110,000 (2006: RMB81,194,000) and 6,030,000,000 (2006: 6,030,000,000) shares in issue during the Period.

Diluted earnings per share has not been presented as the Company has no potential dilutive ordinary shares during the Period.

12 TRADE AND NOTES RECEIVABLES

	Unaudited 30 June, 2007 *RMB'000*	Audited 31 December, 2,006 *RMB'000*
Trade receivables		
– Fellow subsidiaries	**2,456,293**	1,932,592
– Others	**1,679,958**	1,431,516
	4,136,251	3,364,108
Notes receivables	**231,402**	126,295
	4,367,653	3,490,403

The ageing analysis of trade and notes receivables is as follows:

	Unaudited 30 June, 2007 *RMB'000*	Audited 31 December, 2006 *RMB'000*
1 to 3 months	**4,191,327**	2,914,493
4 to 6 months	**197,931**	561,926
7 to 9 months	**94,378**	114,784
10 to 12 months	**4,768**	–
Over one year	**7,732**	13,150
	4,496,136	3,604,353
Less: provision for impairment of receivables	**(128,483)**	(113,950)
	4,367,653	3,490,403

Credit policy

The Group grants credit terms in the range between 30 to 50 days to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

13 TRADE PAYABLES

	Unaudited 30 June, 2007 *RMB'000*	Audited 31 December, 2006 *RMB'000*
Trade payables		
– Fellow subsidiaries	**255,549**	259,834
– Others	**2,666,335**	1,945,221
	2,921,884	2,205,055

The ageing analysis of trade payables is as follows:

	Unaudited 30 June, 2007 *RMB'000*	Audited 31 December, 2006 *RMB'000*
1 to 3 months	**2,893,724**	2,132,189
4 to 6 months	**24,776**	45,774
7 to 9 months	**3,384**	27,092
	2,921,884	2,205,055

MANAGEMENT DISCUSSION AND ANALYSIS

Operating environment

In 2007, the world economy and world trade followed the growth trend of 2006. It is forecasted by the International Monetary Fund (IMF) that the growth rate of the global economy and world trade will reach approximately 5.2% and 7.1% respectively in 2007, while the PRC economy will maintain favourable growth.

The total amount of imports and exports in the PRC for the first half of 2007 amounted to US$980.9 billion, achieving an increase of 23.3% compared with the same period last year. There is stable growth in foreign trade development in the PRC and its trade surplus continues to enlarge. On the other hand, there has been no substantial change in the distribution of global manufacturing, thereby providing a favorable operating environment for container transportation.

The growth rate of global shipping capacity is estimated to be at around 15.0% in 2007. However, various factors offset the actual growth, such as:

I. the trade imbalance between East and West;

II. the widely applied economical speed and increased number of long trade routes, thus slowing down the capacity cycle;

III. saturation of port and inland facilities; and

IV. emerging new markets, which absorb most of the new additional shipping capacity.

Therefore, the growth of shipping capacity and the growth in market demand are generally balanced.

In 2007, the global container transportation market remained relatively dynamic. From January to June in the PRC container shipping market, the container throughput in large scale ports (i.e. container throughput per year over 1,000,000TEU) reached 52.53 million TEU, achieving an increase of about 24.1% as compared with the same period last year, amongst which, the container throughputs in the coastal ports and river ports increased by 23.7% and 30.4% respectively (information source: PRC Ministry of Communications).

Performance analysis

For the Period, the Group recorded a turnover of RMB17,379,318,000, representing an increase of RMB3,406,116,000 or 24.4 % over that of the same period in 2006. Profit attributable to equity holders of the Company in the Period amounted to RMB1,155,110,000, representing an increase of RMB1,073,916,000 or 1,322.7% as compared with the same period last year. During the Period, basic earnings per share amounted to RMB0.19, representing an increase of RMB0.18 or 1,322.7% as compared with the same period last year.

Analysis of loaded container volume by trade lanes

Principal Market	**1H2007** *(TEU)*	1H2006 *(TEU)*	**Change**
Pacific Ocean	**771,330**	670,558	15.0%
Asia/Europe	**716,308**	680,530	5.3%
Asia Pacific	**627,868**	432,623	45.1%
China domestic	**1,109,773**	811,649	36.7%
Others	**103,180**	50,008	106.3%
Total	**3,328,459**	2,645,368	25.8%

Operational revenue by trade lanes

Principal Market	**1H2007** *(TEU)*	1H2006 *(TEU)*	**Change**
Pacific Ocean	**6,807,831**	6,395,445	6.4%
Asia/Europe	**5,394,245**	4,134,834	30.5%
Asia Pacific	**2,387,675**	1,624,981	46.9%
China domestic	**1,885,425**	982,129	92.0%
Others	**904,142**	835,813	8.2%
Total	**17,379,318**	13,973,202	24.4%

Starting from the second half of last year, the Group changed its operational concept, adjusted its operating strategy and implemented fine management and such measures have after thorough implementation, gradually started to reap positive results. Significant improvement was seen in our results for the Period as compared with the same period last year which was largely due to the following reasons:

I. In the first half of 2007, in continuation of the recovery trend in the second half of 2006, the freight rates for the Group's international trade routes, represented by the Far East/Europe trade route, have successively strengthened and achieved stable and strong growth, whilst domestic costal trade routes have gained swifter and greater growth.

II. The Group has captured the opportunities which have emerged from regional markets in a timely manner to expand its services through container resource allocation, addition of new trade routes and optimization of existing trade routes, etc.. By doing so, it also enabled the Group to focus on those trade routes with greater profitability, thus enhancing the profit margin of the Group's trade routes.

III. During the Period, the Group was delivered a total of three vessels each with a capacity of 9600TEU, further strengthening its fleet structure. To date, the total shipping capacity of the Group has reached 427,107TEU, among which large container vessels with capacity of 4000TEU account for more than 80% of its total shipping capacity. By adding these modernized large container vessels, the unit operating cost per TEU is effectively lowered and the Group is able to provide better services to its customers.

IV. During the Period, to satisfy the requirement of "sales network and integrative services", the Group formed a beneficial cargo owner service team to provide standardised and integrated services for its global beneficial cargo owners. In the meantime, the Group has made progress in identifying source of goods, high net worth customers and long-term customers etc., especially on Tran-Pacific trade routes and domestic trade routes.

V. The Group further promoted fine management and detailed cost control measures. For container management, the Group has enhanced container turnaround, revitalized reefer container resources and effectively contained average handling cost per TEU. For port charges and stevedore charges, cost was restricted to a certain range by minimizing port calls of certain trade routes and reinforcing business bargaining power etc.. Besides, by locking in fuel prices and navigating at economical speed, the Group's pressure from increasing fuel prices was greatly reduced. For transshipment, transshipment cost was reduced by cutting the number of transshipment ports and rationalizing the distribution of sub-routes etc.

Moreover, the Group was able to enhance its profit by thorough development of the shipping market along the Yangtze River, expanding sea-rail combined transportation, increasing investment in emerging markets such as Vietnam to broaden its services and capture more business opportunities.

Cost analysis

In the Period, the Group's operating costs have increased by a certain extent as compared with the same period last year. The total operating costs for the Period were RMB15,608,795,000, representing an increase of about 16.7% as compared with the same period last year. This is mainly due to the deployment of new shipping capacity by the Group (i.e. the new vessels and time chartered vessels successively delivered and put into operation brought an increase of shipping capacity by about 15.0% as compared with the same period last year) and due to an increase in fuel costs. However, due to the Group's successive implementation of various cost control measures, cost per TEU was thus reduced by 7.0% to RMB4,652.5 as compared with that of the same period in 2006.

In the Period, fuel prices have slightly dropped as compared with the same period of last year, but due to the deployment of new vessels into operation and the increase in shipping volume, the Group's fuel costs increased by about RMB426,477,000. However, the Group continued to take measures, including locking in a portion of fuel prices, precisely controlling fuel inventory, selecting refueling ports and suppliers with relatively lower fuel prices and requiring our ships to navigate at economical speed while meeting schedules, etc., to control fuel costs and fuel consumption.

Container management costs increased by 37.9% as compared with the same period last year, as a result of an increase of 15.0% in the number of containers and an increase of 21.0% in acquisition price of new additional containers as compared with the same period last year.

Port charges and stevedore charges increased by 2.0% as compared with the same period last year as a result of the increase in the Company's shipping volume by 25.8% as compared with the same period last year (among which, shipping volume of foreign trade lanes increased by 21.0% as compared with the same period last year). However, calculated on an average cost per TEU basis, such charges decreased by 18.9% as compared with the same period last year.

The Group's fixed costs increased by 8.3% as compared with the same period last year, which is below the increase in shipping capacity.

Future plans and prospects

From the second half of 2007, the world economy is expected to follow the fast growing trend of the first half of this year. The PRC, as a world manufacturing centre as well as one of the driving sources of the world economy, is expected to continue growing fast, which will provide a favorable market and operating environment for container transportation.

The second half of the year is the traditional peak season of the shipping industry with all lanes entering their busiest period in the year. However, liner shipping companies will still be expected to face pressure from rising fuel prices and inland transportation cost etc.. Therefore, cost control will continue to be our main focus in the future.

Since it was established ten years ago, the Group has been adhering to the principle of "seizing every opportunity to achieve rapid development" and growing fast in the shipping industry. Today, the Group has positioned itself on a new starting point to achieve further rapid development. Looking into the future, the Group will focus on the following aspects:

I. The Group will continue to reinforce and expand its fleet. The Group will order 8 large container vessels, each with a capacity of 13,296TEU, to further improve its fleet structure and modernize and expand its fleet size so as to become a first-rate liner shipping company.

II. The Group will continue to optimize overall arrangement of trade lanes, enhance cooperation with other liner shipping companies and strategically increase investment in the east coast of the Mediterranean Sea, the Red Sea, East Africa and the west coast of South America etc.. The Group will also increase its trade route coverage and frequency to provide better service to its customers and meet customers' requests.

III. The Group will continue to maintain its domestic quality trade lanes, which have achieved outstanding performance since their launch in the second half of 2006. In the future, the Group will continue to enhance investment in the domestic market so as to foster its leading position therein.

IV. The Group has also set higher standard for all trade lanes, including changing supply configuration of cargo, soliciting quality clients and increasing the proportion of long-term clients etc.. With the implementation of such measures, in future, the Group will endeavour to perform well in stabilizing revenue, increasing profits and saving costs of trade lanes etc.

V. In view of the thriving PRC capital market, the Group intends to raise funds via the A-share market in the PRC in the second half of 2007 for the construction of container vessels, purchase of assets related to container transportation business, strengthening of the Company's working capital base as well as repayment of bank loans, which will open a new page in the Group's development.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of liquidity is cash flow from operations. The Group's cash has mainly been used as operating costs, loan repayments and used in construction of new vessels and containers. For the Period, the Group generated a net operating cash inflow of RMB1,622,135,000 and the Group had a cash balance of RMB3,866,026,000 as at 30 June, 2007.

As at 30 June, 2007, the Group's total bank loans were RMB5,248,761,000. The maturity profile is spread over a period between 2007 and 2018, with RMB913,491,000 being payable within one year, RMB1,103,211,000 within the second year, RMB2,633,232,000 within the third to fifth year, and RMB598,827,000 after the fifth year. The Group's long-term bank loans are mainly used to fund the purchase of new vessels.

As at 30 June, 2007, several containers, container vessels and vessels under construction valued in an aggregate amount of RMB7,000,403,000 (as at 31 December, 2006: RMB7,009,915,000) have been pledged against long term bank loans of the Group.

As at 30 June, 2007, the Group's 10-year bond payables were RMB1.8 billion, all proceeds were used in the construction of new vessels. The bond was guaranteed by the Bank of China, Shanghai branch.

As at 30 June, 2007, the Group's obligations under finance leases amount to RMB3,275,478,000, with the maturity profile ranging from 2007 to 2015. The amount repayable within one year is RMB492,048,000, the amount repayable within the second year is RMB520,965,000, the amount repayable within the third to fifth year is RMB1,503,420,000 and the amount repayable after the fifth year is RMB759,045,000. All finance lease obligations are arranged for the lease of new containers.

Prior to 1 January, 2007, the Group entered into certain long-term container lease agreements with its fellow subsidiaries. The transactions under such agreements shall constitute financial leases. In 2007, the Group entered into supplementary agreements with its fellow subsidiaries, under which the long-term leases under the original container lease agreements were amended to one-year short-term leases. Accordingly, the net assets of the containers under the said finance leases and liabilities in relation to the said lease agreements, amounting to RMB830,301,000 and RMB957,684,000 respectively, were confirmed to be terminated on 1 January, 2007, and the resultant earnings amounting to RMB127,383,000 have been generated and recorded in the accounts in the Period.

As at 30 June, 2007, the gearing ratio of the Group (i.e. the ratio of net debt over equity holders' equity) was 37.2%, which is lower than the rate of 46.0% as at 31 December, 2006.

As at 30 June, 2007, the Group had RMB loans in the amount of RMB2,883,940,000, with annual interest rate ranging from 5.4% to 6.1%, and USD loans in the amount of USD309,240,000 (equivalent to approximately RMB2,364,821,000), with annual interest rate ranging from 4.9% to 5.9%. The borrowings are settled in RMB and US dollars while their cash and cash equivalents are also primarily denominated in RMB and US dollars.

It is expected that capital needs for regular cash flow and capital expenditure can be funded by the internal cash flow of the Group. The directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash as and when appropriate. It is the intention of the Group to maintain an appropriate composition of equity and debt to constantly achieve an effective capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the Group's revenues and operating expenses are settled or denominated in US dollars. As a result, the negative impact on the net operating revenue due to RMB appreciation since July 2005 can be offset by each other to a certain extent. With the RMB appreciation, during the Period, the Group's revenues generated by currency exchange in the Period amounted to approximately RMB6,034,000, and the shareholders' interests of the Group affected by the currency exchange amounted to approximately RMB142,613,000. The Group has paid close attention to the fluctuation of the RMB exchange rate, settled foreign incomes from operating activities into RMB in a timely manner to minimize the losses brought by foreign exchange fluctuations. The Group will continue to implement the policy of timely conversion of foreign currency assets, reduce the net currency assets denominated in foreign currency, and adopt proper measures including hedging instruments (e.g. forward exchange contracts) as and when necessary and appropriate in accordance with the Group's practical requirements to minimize foreign exchange risks.

COMMITMENT

As at 30 June, 2007, the capital commitment for vessels under construction that had been contracted but not provided to the Group amounted to RMB3,896,455,000. The Group's commitment for fuel that had been contracted but not provided to the Group amounted to RMB624,243,000. Furthermore, the Group's lease commitments relating to buildings, and vessels and containers, are RMB96,506,000 and RMB13,102,261,000, respectively.

CONTINGENT LIABILITIES

As at 30 June, 2007, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30 June, 2007, the share capital of the Company was as follows:

Types of shares	Number of shares in issue	Percentage *(%)*
Domestic shares	3,610,000,000	59.87
H shares	2,420,000,000	40.13
Total	6,030,000,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its issued shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's issued shares in the Period.

DIVIDENDS

(i) The directors do not recommend the payment of an interim dividend for the six months ended 30 June, 2007 (2006: Nil).

(ii) At a Board meeting held on 8 August, 2007, the directors proposed that part of the Group's distributable profits as at 30 June, 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to existing shareholders on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June, 2007 will be distributed in the form of cash dividend, the detailed amount and distribution method of which shall be formulated and implemented by the Board as authorized by shareholders at general meeting.

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30 June, 2007, the Group had 3,649 employees, representing an increase of 123 employees as compared with 31 December, 2006. During the Period, the total staff expenses were about RMB481,031,000. In addition, the Group had entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these subsidiaries provided the Group with approximately 3,083 crew members in total who mainly work on the Group's self-owned or bareboat chartered vessels.

Remuneration of the Group's employees included basic salaries, other allowances and performance-based bonuses. The Group had also adopted a performance discretionary incentive scheme for its staff. The scheme linked the staff's financial benefits directly with certain business performance indicators. Such indicators may include, but are not limited to, the profit target of the Group.

Details of such performance discretionary incentive scheme varied among the employees of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate in detail its own performance-based remuneration policies according to its own circumstances.

AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive directors, namely Mr. Shen Kangchen and Mr. Wang Zongxi, and one non-executive director, namely Mr. Wang Daxiong. The audit committee of the Company had reviewed the Company's interim results for the Period and agrees with the accounting treatment adopted by the Company.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES" (THE "CG CODE") IN APPENDIX 14 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "LISTING RULES")

The Board confirmed that, none of the directors are aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the applicable code provisions of the CG Code.

SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Following specific enquiry made with all directors and supervisors of the Company, the Company has confirmed that each of them has complied with the required standard set out in the Model Code regarding directors' and supervisors' securities transactions.

INTERIM REPORT

An interim report for the Period containing all the information required by Appendix 16 to the Listing Rules will be dispatched to shareholders and published on the websites of the Stock Exchange and the Company (http://www.cscl.com.cn) in due course.

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China

8 August, 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr.Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00 = HK$7.65.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

SUSPENSION OF TRADING

At the request of China Shipping Container Lines Company Limited (the "**Company**"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on 9 August 2007 pending the release of an announcement in relation to, *inter alia*, a proposed issue of shares under a specific mandate, of which the directors of the Company consider to be of a price-sensitive nature.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
8 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END